Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RiT Technologies Reports Financial Results For The Fourth Quarter and Full Year Ended 2013
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Fourth Quarter 2013 Revenues Increased 42.1% to $3.0 Million; Full-Year 2013 Revenues
Increased 32.5% to $11.2 Million
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Cost Reduction Initiative in Place to Reduce Expenses in 2014

Tel Aviv, Israel – February 27, 2013 – RiT Technologies Ltd. (NASDAQ: RITT), the leader in intelligent infrastructure management and the developer of an innovative indoor optical wireless technology solution, announced today its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Highlights for the Fourth Quarter 2013

o	Revenues for the fourth quarter of 2013 increased by 42.1% to $3.0 million, compared with $2.1 million for the fourth quarter of 2012

o
Gross margin for the fourth quarter of 2013 improved to 8.6% (including inventory write-offs of $0.6 million), compared to -6.0% for the fourth quarter of 2012 (including inventory write-offs of $0.8 million)

o
Net loss for the fourth quarter of 2013 (including approximately $240,000 in stock-based compensation expenses) was $3.3 million, or $0.30 per (basic and diluted) share, compared with a net loss of $2.9 million, or $0.44 per (basic and diluted) share in the fourth quarter of 2012 (including approximately $46,000 in stock-based compensation expenses)

Highlights for the Full Year 2013

o	Revenues for the full year 2013 increased by 32.5% to $11.2 million, from $8.4 million for full year 2012

o	Gross margin for full year 2013 improved to 30% (including inventory write-offs of $0.6 million), from 16% in 2012 (including inventory write-offs of $0.8 million)

o
Net loss for the full year 2013 (including approximately $1.2 million in stock-based compensation expenses) improved  to $9.5 million, or $1.04 per (basic and diluted) compared with a net loss of $11.1 million, or $1.91 per (basic and diluted) shares in 2012 (including approximately $301,000 in stock-based compensation expenses)

o	Cash and cash equivalents totaled $5.2 million as of December 31, 2013. Shareholders' equity increased to $7.4 million as of December 31, 2013, from $2.3 million on December 31, 2012

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Recent Developments

o	Promoted Motti Hania to President and CEO in January 2014

o	Raised $6 million in a public offering to increase global sales and marketing efforts for IIM and Beamcaster solutions

o	Appointed industry veterans as new country managers in China and South Africa

o	Secured several large-scale deals in Latin America with OEM partner, Furukawa Industrial, S.A. (FISA) totaling more than $1.8 million

o	Increased industry presence through leading, global information technology conferences, featuring the PatchView+™ IIM, and advanced cabling products

Management Commentary
“We achieved a number of important operational and financial milestones in 2013 which helped advance our growth initiatives, said Mr. Motti Hania, RiT’s President and CEO.  “Over the past year we expanded our distribution network, and introduced Beamcaster™, our new disruptive optical wireless networking technology.  We grew revenues, improved gross margins, reduced our losses and raised capital strengthening our financial position.”

“In 2014 we will focus on advancing our new Beamcaster™ and PatchView+ product lines and growing sales while implementing cost efficiencies to reduce expenses and improve margins.  The initial market indications for Beamcaster have been encouraging and we remain confident that a significant long-term growth opportunity exists, on a global scale” Mr. Hania concluded.

About RiT Technologies
RiT is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012

Sales	2,981	2,098	11,179	8,436

Cost of sales	2,724	2,223	7,864	7,065

Gross profit	257	(125)	3,315	1,371

Operating expenses

Research and development, net	994	1,057	4,125	3,922
Sales and marketing, net	1,349	1,060	4,786	5,465
General and administrative	1,135	663	3,803	3,043
Total operating expenses	3,478	2,780	12,714	12,430

Operating loss	(3,221)	(2,905)	(9,399)	(11,059)

Financing loss, net	(35)	(33)	(129)	(48)

Loss before income tax expense	(3,256)	(2,938)	(9,528)	(11,107)
Taxes on income

Net Loss	(3,256)	(2,938)	(9,528)	(11,107)

Net Loss Per Share - Basic and Diluted	(0.30)	(0.44)	(1.04)	(1.91)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	10,871,914	6,610,562	9,138,947	5,802,803

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	December 31,	December 31,
	2013	2012
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	5,194	2,183
Trade receivables, net	3,839	1,998
Other current assets	237	461
Inventories	3,647	3,359
Total Current Assets	12,917	8,001

Assets held for severance benefits	1,161	1,126
Property and equipment, net	500	545

Total Assets	14,578	9,672

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	-	174
Trade payables	1,878	1,234
Other payables and accrued liabilities	1,933	1,628
Total Current Liabilities	3,811	3,036

Principal shareholder convertible loan	2,000	3,000
Liability in respect of employees' severance benefits	1,338	1,346
Total Liabilities	7,149	7,382

Commitments and Contingencies

Shareholders' Equity:
Share capital	2,782	1,644
Treasury stock	(27)	(27)
Additional paid-in capital	66,942	53,413
Accumulated deficit	(62,268)	(52,740)
Total Shareholders' Equity	7,429	2,290

Total Liabilities and Shareholders' Equity	14,578	9,672